Exhibit 99.36

CERTIFICATE of QUALIFIED PERSON

TERENCE P. (“Terry”) McNULTY

I, Terence P. McNulty, D. Sc., P. E., do hereby certify that:

1.	I am the owner and President ofT. P.McNulty and Associates, Inc., located at4321 N. Camino de Carrillo, Tucson, AZ 85750-6375. My email address is tpmaconl@aol.com.

2.	I am co-author of the report entitled “Marquez - Juan Tafoya Uranium Project NI 43-101 Technical Report- Preliminary Economic Assessment”, and dated June 9, 2021.

3.	I earned a Bachelor of Science degree in Chemical Engineering from Stanford University in 1961, a Master of Science degree in Metallurgical Engineering from Montana School of Mines in 1963, and a Doctor of Science degree from Colorado School of Mines in 1966. I am a Registered Professional Engineer in the State of Colorado (License # 24789) and a Registered Member (#2152450RM) of the Society of Mining, Metallurgy, & Exploration, Inc.

4.	I have worked as a metallurgical engineer for 58 years, including periods of employment between degrees. For the purpose of this Report, my relevant experience includes the following:

a.	I was Manager of Corporate R&D and Technical Services for The Anaconda Company and ARCO/Anaconda Minerals during the 1970s and was responsible for direction of many laboratory investigations for the Uranium Division;

b.	I had overall technical responsibility for expansion of the Bluewater, NM, uranium mill from 3,000 to 7,000 tons of ore daily and had the same responsibilities for the in-situ uranium production facility at Rhode Ranch, TX;

c.	Since 2008, I have participated in 35 uranium studies and have contributed to NI 43- 101 compliant reports for most of them.

5.	I have not been on the site recently.

6.	I am responsible for all of Sections 13 and 17 of this report and related Appendices.

7.	Applying all relevant tests in NI 43-101, I am independent of the issuer.

8.	I do not have prior work experience on the subject property.

9.	I have read the defmition of “Qualified Person” set out in National Instrument 43-101 and certify that, by reason of my education, professional registration, and relevant work experience, I fulfill the requirements of Qualified Person for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-l0lFI and the Technical Report has been prepared in compliance with those requirements.

11.	As of the date of this Report, I am unaware of any material fact or material change with respect to the subject matter of the Technical Report that would affect the conclusions provided herein.

12.	I consent to the filing of the Technical Report with any stock exchange and any regulatory authority.

June 9, 2021

Signed and Sealed

“Terence P. McNulty”
Terence P. McNulty

T. P. McNULTY AND ASSOCIATES, INC.